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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1

                               (AMENDMENT NO. 1)

                       TENDER OFFER STATEMENT PURSUANT TO
            SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                          UNIMED PHARMACEUTICALS, INC.
                           (NAME OF SUBJECT COMPANY)

                                  SOLVAY S.A.
                              SOLVAY AMERICA, INC.
                          SOLVAY PHARMACEUTICALS, INC.
                          UTAH ACQUISITION CORPORATION
                                   (BIDDERS)

                     COMMON STOCK, PAR VALUE $.25 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  904801 10 7
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               JEFFREY D. LINTON
               VICE PRESIDENT, LAW, GOVERNMENT AND PUBLIC AFFAIRS
                          SOLVAY PHARMACEUTICALS, INC.
                                901 SAWYER ROAD
                            MARIETTA, GEORGIA 30062
                                 (770) 578-9000

                                 WITH COPY TO:

                                 EARL D. WEINER
                              SULLIVAN & CROMWELL
                                125 BROAD STREET
                            NEW YORK, NEW YORK 10004
                                 (212) 558-4000
           (NAME, ADDRESS AND TELEPHONE NUMBERS OF PERSON AUTHORIZED
           TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)

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

                                 SCHEDULE 14D-1

   CUSIP NO. 904801 10 7                                  PAGE 2 OF 8 PAGES

---------------------------------------------------------------------------
  1        NAME OF REPORTING PERSON: SOLVAY S.A.
           S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON
---------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X]
           (b) [ ]
---------------------------------------------------------------------------
  3        SEC USE ONLY
---------------------------------------------------------------------------
  4        SOURCE OF FUNDS AF, WC
---------------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(e) or 2(f) [ ]
---------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION Belgium
---------------------------------------------------------------------------
  7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           0
---------------------------------------------------------------------------
  8        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
           CERTAIN SHARES [ ]
---------------------------------------------------------------------------
  9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7) 0%
---------------------------------------------------------------------------
  10       TYPE OF REPORTING PERSON CO
---------------------------------------------------------------------------

                                 SCHEDULE 14D-1

   CUSIP NO. 904801 10 7                                  PAGE 3 OF 8 PAGES

---------------------------------------------------------------------------

  1        NAME OF REPORTING PERSON: SOLVAY AMERICA, INC.
           S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON
---------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X]
           (b) [ ]
---------------------------------------------------------------------------
  3        SEC USE ONLY
---------------------------------------------------------------------------
  4        SOURCE OF FUNDS AF, WC
---------------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(e) or 2(f) [ ]
---------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
---------------------------------------------------------------------------
  7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           0
---------------------------------------------------------------------------
  8        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
           CERTAIN SHARES [ ]
---------------------------------------------------------------------------
  9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7) 0%
---------------------------------------------------------------------------
  10       TYPE OF REPORTING PERSON CO
---------------------------------------------------------------------------

                                 SCHEDULE 14D-1

   CUSIP NO. 904801 10 7                                  PAGE 4 OF 8 PAGES

---------------------------------------------------------------------------

  1        NAME OF REPORTING PERSON: SOLVAY PHARMACEUTICALS, INC.
           S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON
---------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X]
           (b) [ ]
---------------------------------------------------------------------------
  3        SEC USE ONLY
---------------------------------------------------------------------------
  4        SOURCE OF FUNDS AF, WC
---------------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(e) or 2(f) [ ]
---------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION Georgia
---------------------------------------------------------------------------
  7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           0
---------------------------------------------------------------------------
  8        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
           CERTAIN SHARES [ ]
---------------------------------------------------------------------------
  9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7) 0%
---------------------------------------------------------------------------
  10       TYPE OF REPORTING PERSON CO
---------------------------------------------------------------------------

                                 SCHEDULE 14D-1

   CUSIP NO. 904801 10 7                                  PAGE 5 OF 8 PAGES

---------------------------------------------------------------------------
  1        NAME OF REPORTING PERSON: UTAH ACQUISITION CORPORATION
           S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON
---------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X]
           (b) [ ]
---------------------------------------------------------------------------
  3        SEC USE ONLY
---------------------------------------------------------------------------
  4        SOURCE OF FUNDS AF
---------------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(e) or 2(f) [ ]
---------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
---------------------------------------------------------------------------
  7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           0
---------------------------------------------------------------------------
  8        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
           CERTAIN SHARES [ ]
---------------------------------------------------------------------------
  9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7) 0%
---------------------------------------------------------------------------
  10       TYPE OF REPORTING PERSON CO
---------------------------------------------------------------------------

     This Amendment No. 1 amends the Tender Offer Statement on Schedule 14D-1 filed on June 17, 1999 (the "Schedule 14D-1") by Solvay S.A., a Belgian societe anonyme ("Parent"), Solvay America, Inc., a Delaware corporation ("Solvay America") and a direct wholly owned subsidiary of Parent, Solvay Pharmaceuticals, Inc., a Georgia corporation ("Purchaser") and a direct wholly owned subsidiary of Solvay America, and Utah Acquisition Corporation, a Delaware corporation ("Merger Sub") and a direct wholly owned subsidiary of Purchaser, with respect to Merger Sub's offer to purchase all of the outstanding shares of Common Stock, par value $.25 per share (the "Common Stock"), of Unimed Pharmaceuticals, Inc., a Delaware corporation (the "Company"), including the associated rights (the "Rights") issued pursuant to the Rights Agreement, dated as of June 16, 1997, as amended as of June 11, 1999, between the Company and Harris Trust and Savings Bank, as Rights Agent (the Common Stock and the Rights together are referred to herein as the "Shares"), at $12.00 per Share, net to the seller in cash (but subject to any applicable tax withholdings), on the terms and subject to the conditions set forth in the Offer to Purchase, dated June 17, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal (which collectively, together with any amendments or supplements thereto, constitute the "Offer"), which were filed as Exhibits 1 and 2 to the Schedule 14D-1, respectively. Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Offer to Purchase.

ITEM 10.  ADDITIONAL INFORMATION.

     Item 10(c) is amended and supplemented as follows:

     The waiting period under the HSR Act applicable to the purchase of Shares pursuant to the Offer expired at 11:59 p.m. on July 3, 1999. Expiration of such waiting period was a condition to the Offer, and such condition has now been satisfied.

     Item 10(f) is amended and restated in its entirety as follows:

     The information set forth in Section 13 of the Offer to Purchase, as hereinafter amended, is incorporated herein by reference.

     The text prior to the lettered clauses of the first paragraph under the caption "13. Certain Conditions of the Offer" in the Offer to Purchase is amended and restated in its entirety as follows:

     "Notwithstanding any other provision of the Offer, Merger Sub shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Merger Sub's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, or may delay the acceptance for payment of, any tendered Shares, or may, in its sole discretion, subject to the Merger Agreement, terminate or amend the Offer as to any Shares not then paid for if, (i) prior to the expiration of the Offer, (x) a number of Shares which, together with any Shares owned by Purchaser, Merger Sub and the Purchaser Companies, constitutes more than 50% of the voting power (determined on a fully-diluted basis) of all the securities of the Company entitled to vote generally in the election of directors or in connection with a merger shall not have been validly tendered and not withdrawn prior to the expiration of the Offer (the "Minimum Condition") or (y) any waiting periods under the HSR Act applicable to the purchase of Shares pursuant to the Offer shall not have expired or been terminated, or any material approval, permit, authorization or consent of any Governmental Entity shall not have been obtained on terms satisfactory to the Purchaser in its reasonable discretion, or (ii) on or after June 11, 1999, and at or before the Expiration Date, any of the following events shall occur . . ."

     Clause (c)(vii) of the first paragraph under the caption "13. Certain Conditions of the Offer" in the Offer to Purchase is amended and restated in its entirety as follows:

     "(vii) that, in any event, in the reasonable judgment of Purchaser, is reasonably likely to have a Material Adverse Effect or a material adverse effect on the business, properties, results of operation or financial condition of Purchaser (or any of its affiliates);"

     Clause (d) of the first paragraph under the caption "13. Certain Conditions of the Offer" in the Offer to Purchase is amended and restated in its entirety as follows:

     "(d) any statute, rule, regulation, order or injunction shall be enacted, promulgated, entered, enforced or deemed by a Governmental Entity or become applicable to the Offer or the Merger or other subsequent business combination, or any Action shall be instituted or pending brought by any person or entity not on behalf of a Governmental Entity, or any other action shall have been taken, proposed or threatened, by any court or other Governmental Entity other than the application to the Offer or the Merger or other subsequent business combination of waiting periods under the HSR Act, that, in the reasonable judgment of Purchaser, is reasonably likely, directly or indirectly, to result in any of the effects of, or have any of the consequences sought to be obtained or achieved in, any Action referred to in clauses (i) through (vii) of paragraph (c) above;"

     The text following the lettered clauses of the first paragraph under the caption "13. Certain Conditions of the Offer" in the Offer to Purchase is amended and restated in its entirety as follows:

     "which, in the reasonable judgment of Purchaser and Merger Sub, in any such case, and regardless of the circumstances (including any action or inaction by Purchaser or Merger Sub) giving rise to any such conditions, makes it inadvisable to proceed with the Offer and/or with such acceptance for payment of or payment for Shares."

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     Item 11 is hereby amended to add the following:

     (15) Press release issued by Solvay Pharmaceuticals, Inc. on July 6, 1999.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 6, 1999

                                          SOLVAY S.A.

                                          By: /s/ JURGEN ERNST

                                            ------------------------------------
                                            Name: Jurgen Ernst
                                            Title:  Director
                                                Member of the Executive
                                                    Committee

                                          By: /s/ RENE DEGREVE

                                            ------------------------------------
                                            Name: Rene Degreve
                                            Title:  Director
                                                Member of the Executive
                                                    Committee

                                          SOLVAY AMERICA, INC.

                                          By: /s/ PHILIP UHRHAN

                                            ------------------------------------
                                            Name: Philip Uhrhan
                                            Title:  VP Finance

                                          SOLVAY PHARMACEUTICALS, INC.

                                          By: /s/ ROBERT A. SOLHEIM

                                            ------------------------------------
                                            Name: Robert A. Solheim
                                            Title:  Vice President, Finance &
                                                    Administration

                                          UTAH ACQUISITION CORPORATION

                                          By: /s/ JEFFREY D. LINTON

                                            ------------------------------------
                                            Name: Jeffrey D. Linton
                                            Title:  Vice President

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
(15)      Press release issued by Solvay Pharmaceuticals, Inc. on July
          6, 1999.
